FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE

Second quarter 2002 consolidated results

Net consolidated profit increases to Euros 5.9 Million

September 5th, 2002

Compagnie Générale de Géophysique published today its consolidated results for the second quarter of 2002.

Consolidated operating revenues for the quarter decreased 9% to Euros 178.5 million compared to the second quarter of 2001.

For the six months ended June 30 2002, consolidated operating revenues of Euros 336.3 million decreased by 11% compared to the first half of 2001.

The operating result of the second quarter 2002 is a profit of Euros 9.8 million compared to a profit of Euros 12.7 for the second quarter of 2001.This operating income is a profit of Euros 11.8 million before a loss of € 2 million from the sale of the equity held by CGG in Paradigm Geophysical. The operating result for the Geophysical Services segment for the second quarter is a Euros 1.7 million profit compared to a loss of Euros 4.4 million for the same quarter in 2001. Operating income from Sercel is a Euros 15.5 millions profit compared to Euros 21.0 million for the comparable period of 2001. Taking into account the provision of Euros 2 million, operating profit for the Products segment is Euros 13.5 million in the second quarter of 2002.

The operating result for the first half of 2002 is a Euros 16.9 million profit, increasing 18% compared to the first half of 2001. The operating result for the Geophysical Services for the first half of 2002 is a profit of Euros 1.9 million compared to a loss of Euros 11.6 million in the first half of 2001. The operating profit for Sercel for the first half of 2002 is a profit of Euros 27.3 million compared to a profit of Euros 32.9 million in the first half of 2001. The operating profit for the Products segment is a profit of Euros 25.3 million.

The net Group consolidated result for the second quarter of 2002 is a profit of Euros 5.9 million compared to a profit of Euros 1.0 million for the second quarter of 2001. The net result for the first half of 2002 is a Euros 0.3 million profit, compared to a Euros 5.1 million loss for the first half of 2001.

In the second quarter of 2002 Operating revenues for our Geophysical Services segment were Euros 125.5 million, up 4% when compared to the same period last year.

     Land SBU. In the second quarter of 2002, operating revenues for our Land SBU were Euros 47.5 million, 15% lower than the second quarter of 2001 and increasing sequentially by 35% compared to the first quarter of the year which marked a low point in this sector of activity. On average, 16 crews were in operation during the second quarter of 2002. The current backlog level indicates a sustained level of operations for the second half of the year 2002.

     Offshore SBU. Operating revenues for the second quarter 2002 increased 31% to Euros 49.5 million 2002 compared to same period in 2001. This increase is due to better productivity of the vessels and to a high level of pre-funding of the multi-clients programs. Meanwhile, the CGG Mistral was out of operation during the period, undergoing a major shipyard upgrade to a ten streamers capability.

Multi-client data after sales remained at a satisfactory level. As of June 30th 2002, the net book value of the library was Euros 106.0 million compared to 91M euros at the end of 200   . Backlog covers full fleet utilization throughout 2002.

     Processing & Reservoir SBU.   Operating revenues for the quarter increased 6% to Euros 28.3 million, compared to the same period in 2001. This increase is primarily due to improving volumes of high technology processing services.

     Gross operating revenues for our Products segment for the second quarter of 2002 decreased 2% to Euros 81.4 million compared to the same period in 2001. Excluding intra-group sales, net revenues decreased 30% to Euros 53.2 million compared to the same period in 2001. A decrease in demand for land products from international contractors was essentially offset by increased sales of marine products with the first delivery of the Solid Seal. The Solid Seal product line is based on the technology of the 408 system.

The backlog as of September 1st 2002, stands at Euros 310 million, corresponding to a significant increase for the Geophysical Services, now above the pre-crisis high levels of 1997/1998.

For the first half of the year 2002, the EBITDA of Euros 95 million increased 23% compared to the first half of the year 2001 and represents 28% of the revenues.

Chairman and CEO Robert Brunck stated:

“These financial results are in line with our expectations. Our Geophysical Services have returned to profitability and Sercel, despite a more difficult market, maintains strong performance. The events at the end of last year, combined with the recent turmoil in the financial markets, have clearly negatively impacted our environment. As a result, our market in 2002 will most likely finish below our expectations. We remain nevertheless extremely confident about the growth potential of the seismic activity. Our first half, driven by a strong focus on internal performance and delivery of new technologies sets us on the right course to reach our year end objectives.”

	Consolidated Statement of Earnings
Million of Euros
	Quarter ended		Period ended
	June 30		June 30

	2002	2001	2002	2001

Operating revenues	178.5	195.9	336.3	378.1
Operating profit (loss)	9.8	12.7	16.9	14.3
Income (loss) from equity investments	1.0	3.1	1.2	4.6
Net interest expense	(7.6)	(5.8)	(14.3)	(11.7)
Exchange gains (losses)	6.2	(2.6)	4.7	(2.4)
Income taxes	(1.9)	(4.6)	(4.8)	(6.6)
Goodwill amortization	(1.6)	(1.8)	(3.3)	(3.3)
Minority interest	0.0	0.0	(0.1)	0.0
Net income (loss)	5.9	1.0	0.3	(5.1)

Earnings per share (€)	0.51	0.08	0.03	(0.44)

Summary of cash-flows

Cash flow from operations	9.8	38.6	74.0	58.8
Capital expenditures	(45.0)	(9.6)	(62.1)	(21.5)
Expenditures financed by capital leases	(5.1)	(1.8)	(5.1)	(1.8)
Investment in library	(28.9)	(4.1)	(60.4)	(31.0)
Adjusted EBITDA	54.5	40.3	94.9	77.0

Equity and net debt

Shareholders’ equity	433.3	453.6	433.3	453.6
Net debt	245.2	251.8	245.2	251.8
Gearing ratio	56.6%	55.5%	56.6%	55.5%

Segment information

Operating revenues
Services	125.5	121.0	232.7	247.0
Products	81.4	83.0	143.2	148.4
Elimination	(28.4)	(8.1)	(39.6)	(17.3)
Total	178.5	195.9	336.3	378.1
Operating profit (loss)
Services	1.7	(4.4)	1.9	(11.6)
Products	13.5	21.0	25.3	32.9
Corporate	(2.9)	(2.1)	(5.4)	(3.8)
Elimination	(2.5)	(1.9)	(4.9)	(3.2)
Total	9.8	12.7	16.9	14.3

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

The Company will hold an international conference call on Thursday 5th of September. at 15:30 pm continental European time and 9:30 am US Eastern.
For active participation. dial:
From the US: (800) 946 0785
International: 1-719-457-2661. mention title: CGG results for the second quarter 2002
For listening only: call accessible live on CGG website at www.cgg.com

Contacts :	Christophe PETTENATI-AUZIERE	(33) 1 64 47 36 75
	Christophe BARNINI	(33) 1 64 47 38 10
Email :	invrel@cgg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 — Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date: September 5th 2002	By Senior Executive Vice President, Strategy, Control & corporate planning /Christophe PETTENATI AUZIERE /

*	Print the name and title of the signing officer under his signature.